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Ryan Dewane

COO at Snapwire

Santa Barbara, California

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 **Snapwire**

 **University of Colorado Boulder**

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Snapwire is the global leader in custom visual content having produced over 25K custom assignments to date all over the globe. I lead strategy at Snapwire driving forward the worlds largest custom content platform and working with marketers at the biggest brands to scale their visual content need...

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Experience

 **Snapwire**
3 yrs 11 mos

   Chief Operating Officer
Feb 2018 – Present · 1 yr 4 mos
Santa Barbara, California Area

   Head of Product
Jul 2015 – Present · 3 yrs 11 mos
Santa Barbara, California

As part of the founding team, I own and lead all aspects related to product for Snapwire. I own all product design and development from wireframes to prototyping to integration, and manage our team of developers. The products I'm responsible for manage millions of assets and over half a million users worldwide. I've led a complete platform rebuild and ha... See more

 Snapwire How It Works For Brands.

 Snapwire, Authentic custom photos...

Class 16
Alchemist Accelerator
2017 · less than a year
San Francisco Bay Area

The Alchemist Accelerator is a venture-backed initiative focused on accelerating B2B startups whose revenue comes from enterprises. The accelerator backs teams with distinctive technical founders, and provides $40K notes, a fellowship of high potential founders, highly sought after mentors, customer development, and a structured path to fundraising.... See more

Digital Marketing Associate
BOULDERcreatives
Jan 2014 – Jun 2014 · 6 mos
Boulder

Was responsible for leading social media campaigns and initiatives for all clients. Wrote and

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retention. Was responsible for and led initiatives such as... See more

Content Author and Copywriting editor

Remix Nation

Oct 2012 – Jan 2014 · 1 yr 4 mos

Wrote content articles on a weekly basis reviewing any new music that had come out. Attended events and later wrote reviews of the events attended while helping market the events across digital channels. Coordinate and lead other authors on content ideas. Led copywriting efforts across product and social media channels. Foster relationships with new and emer... See more

Volunteer

EDventure International

Jun 2013 – Aug 2013 · 3 mos

Thailand

Volunteered in various different villages throughout Thailand. Work included teaching english to students in rural communities and promoting eco tourism in elephant reservations.

Education

University of Colorado Boulder

Bachelor of Business Administration (B.B.A.), Marketing

Volunteer Experience

Volunteer

EDventure International

Jun 2013 – Aug 2013 · 3 mos

Education

Volunteered in various different villages throughout Thailand. Work included teaching english to students in rural communities and promoting eco tourism on elephant reservations.



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